Filed pursuant to Rule 433
Registration Statement No. 333-110207
June 28, 2006

TEPPCO Partners, L.P.

Pricing Sheet—June 28, 2006

5,000,000 Units Representing Limited Partner Interests

Offering price	$35.50 per unit
Option to purchase additional units	750,000 additional units (30 days)
Proceeds, net of underwriting commission	$169.9 million (no option to purchase additional units) or $195.5 million (including exercise of option to purchase additional units)
Trade Date	June 28, 2006
Settlement Date	July 5, 2006
Issuer Symbol	TPP
Exchange	NYSE
CUSIP	872384102
Underwriters	Citigroup Global Markets Inc.
Lehman Brothers Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Sanders Morris Harris Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

        Prior to purchasing the units being offered pursuant to the prospectus supplement, between June 26, 2006 and June 28, 2006, one of the underwriters purchased, on behalf of the syndicate, 160,000 units at an average price of $35.6703 per unit in stabilizing transactions.

        TEPPCO Partners, L.P. intends to use the net proceeds of the offering, including from any exercise of the underwriters' option to purchase additional units, to reduce borrowings outstanding under its revolving credit facility.

        TEPPCO Partners, L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TEPPCO Partners, L.P. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-831-9146 (Citigroup) or 1-888-603-5847 (Lehman Brothers).